UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2019

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

As previously disclosed, on September 10, 2019, Can-Fite BioPharma Ltd. (the “Company”) entered into a collaboration agreement with Univo Pharmaceuticals Ltd. to identify and co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. In connection with the agreement, the Company reported that Golan Bitton was appointed to the board of directors of the Company, however the appointment was not made in accordance with the Company’s articles of association. Accordingly, upon the approval of the board of directors, Mr. Bitton will serve as an observer to the board of directors of the Company until such time that he is appointed to the Company’s board of directors in accordance with the Company’s articles of association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2019	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer